RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

June 30, 2006

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-6010
Attn.:	Eduardo Aleman, Esq.
Peggy Fisher, Esq.

Re:	Composite Technology Corporation
Registration Statement on Form S-3
File No. 333-134652

Mr. Aleman and Ms. Fisher:

On behalf of Composite Technology Corporation (the "Company"), set forth below are the Company’s responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated June 28, 2006. We have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-3

1.
We note that on June 8, 2006, you filed a Form 8-K announcing your acquisition of EU Energy. Please provide all required financial information prior to requesting acceleration of the effective date of this registration statement. Refer to the Instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to the significance of the transaction or otherwise, please provide us detailed calculations supporting your conclusions.

Response:    On June 8, 2006, the Company reported in its current report on Form 8-K that it entered into a material definitive agreement with all of the shareholders of EU Energy plc, a U.K. public company registered in England and Wales, in response to Item 1.01 of Form 8-K entitled “Entry into a Material Defnitive Agreement.” As of the date of this response letter, the transaction has not closed. As a result, the Company is not required to provide any financial information regarding EU Energy plc under Item 9.01 of Form 8-K. Upon completion of the acquisition, the Company intends to timely file all information required under Item 2.01 of Form 8-K and provide the financial information required under Item 9.01.

Securities and Exchange Commission
June 30, 2006

2.
It appears your Form 8-K filed May 31, 2006 was not filed within the time prescribed by the instructions to the form. Please provide us with your analysis as to why you believe you are eligible to use Form S-3 to register this transaction.

Response:    The Company believes that the Form 8-K filed May 31, 2006 was timely filed and that the Company is eligible to use Form S-3. Item 3.02 entitled “Unregistered Sales of Equity Securities” requires disclosure if the registrant sells equity securities in a transaction that is not registered under the Securities Act. However, under Item 3.02(b) of Form 8-K, no report need be filed if the equity securities sold, in the aggregate since its last report filed under Item 3.02 or its last periodic report, whichever is more recent, constitute less than 1% of the number of shares outstanding of the class of equity securities sold. While the report indicates that the first sale of unregistered securities occurred on May 11, 2006, such sale did not in itself cross the 1% threshold. The 1% threshold was crossed on May 25, 2006 and the Company timely filed its report within 4 business days after the date of such issuance.

Form 10-K for fiscal year ended 09/30/05

Financial Statements

Note 3. Bankruptcy Classifications, page 87

3.	Please tell us how you have recorded your liabilities in accordance with the requirements of SOP 90-7.

Response:    Guidance on the recorded liabilities under SOP 90-7 is governed by sections 23-26.

Since the Company’s bankruptcy was a litigation driven Chapter 11 filing and the Company’s Bankruptcy Plan contemplated payment of all pre-petition liabilities at 100%, substantially all of the Company’s liabilities were not adjusted except for the carrying value of the Company’s convertible debentures as described below. As such, the pre-petition liabilities were recorded under the guidance of section 24 and were recorded at the amount of the expected allowed claims which were equal, in general, to the carrying value of the liabilities prior to the petition date. Immediately prior to the May 5, 2005 bankruptcy petition filing, the Company’s liabilities consisted of:

Securities and Exchange Commission
June 30, 2006

Accounts payable and accrued expenses
Capital leased assets
Convertible debt.

The Company determined that all of the pre-petition accounts payable and accrued expenses totaling $1,625,520 represented pre-petition liabilities that were subject to compromise; these were segregated on the balance sheet and which were outlined in a table in Note 3 of the Company’s financial statements filed with the Form 10-K (the “Financial Statements”). The Company further disclosed in Note 3 of the Financial Statements that it expected to pay all of these pre-petition liabilities at 100% plus 3% interest from May 5, 2005 to the payment date.

The Company determined that the deferred rent and deferred revenue liabilities were properly valued at their carrying values as of the balance sheet date. These assets were determined to be unimpaired as a result of the bankruptcy filing.

The Company determined that the capital leased assets were not impaired since the leases were fully secured by assets and under the Bankruptcy Plan the contracts underlying these leases were assumed. The capital leases are listed on the balance sheet as Lease obligation - current and lease obligation - long term at the carrying value of the remaining principal outstanding.

Under the guidance of section 25, the Company determined that the convertible debt discount was a valuation allowance. The Company determined that the allowed claim under the bankruptcy would be the original principal carrying value of $15,000,000. As such, the Company adjusted the carrying value of the convertible debt to $15,000,000 on the date of the Chapter 11 filing (May 5, 2005). The Company recorded a charge to earnings of $4,831,970 representing the unamortized debt discount on that date as appropriate under section 25. The carrying value of the Company’s convertible debt on September 30, 2005 of $10,860,442 represents the original principal adjusted to the carrying value of $15,000,000 as reduced by debt conversions of $4,139,558 in principal. The debt conversions are disclosed in the supplemental schedule for non-cash financing activities on page 76, in Note 10 of the Financial Statements, under the section entitled “Conversion Of Short-Term Loans And Convertible Debentures” on page 97, and in Note 12 of the Financial Statements - Convertible Debentures on page 104.

Securities and Exchange Commission
June 30, 2006

Accrued litigation was recorded under SFAS 5 as appropriate under section 24 as of September 30, 2005 upon the settlement of this litigation and under the direction of the Bankruptcy Court. Until the litigation was settled, the Company determined that the losses were neither probable, nor reasonably estimable and the settlement estimates were not accrued, as described in the Company’s Form 10-Q filing for the quarter ended June 30, 2005. The Company settled the litigation and various claims related to the bankruptcy from August, 2005 through the date of the Company’s plan approval in November, 2005. All litigation and bankruptcy claim settlements that were agreed upon prior to the release date of the Form 10-K filing or which satisfied the SFAS 5 requirements were accrued into the financial statements as of September 30, 2005. All bankruptcy claims and litigation which did not satisfy the requirements were disclosed, as appropriate in the Notes to the Financial Statements.

Item 9A. Controls and Procedures, page 107

4.
We note the disclosure on page 111 that Singer Lewak has disclaimed an opinion on the effectiveness of your internal controls. However, the Singer Lewak report on page 63 indicates that management’s assessment is fairly stated. Please tell us why these disclosures are not consistent and revise to clarify.

Response:     According to the criteria set forth by the Public Company Oversight Board (“PCAOB”) in Auditing Standard No. 2 (“AS 2”) the Auditor is required to express an opinion on both management’s assessment and the effectiveness of internal control.

Included in the Annual Report on Form 10-K for the Company for the fiscal year ended September 30, 2005, is assessment by management that the internal controls of the Company were not effective. The Company’s auditors concluded, in agreement with the Company’s management, that the Company did not maintain effective controls based on "criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."

The Company’s auditors also concluded that management’s assessment that the Company did not maintain effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on “criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."

The Company’s auditors concluded that an unqualified opinion that management’s assessment was appropriate, but qualified their opinion relating to the effectiveness of the internal controls.

Securities and Exchange Commission
June 30, 2006

Note 3 - Restatement of Financial Statements, page 8

5.
Tell us how the restatement discussed in Note 3 impacts the financial statements in the Form 10-K for fiscal year ended September 30, 2005. In addition, tell us the consideration you gave to amending that filing.

Response:    The restatement affected a transaction in November, 2004 which resulted in a restatement of approximately $2,000,000 less in expenses. This expense was adjusted to add additional debt discount against the $15,000,000 debenture and this additional debt discount was to be amortized over the remaining life of the debt.

On May 5, 2005, the Company filed for Chapter 11 bankruptcy protection and the carrying value of the $15,000,000 debentures was adjusted to $15,000,000. This resulted in the recognition of all of the debt discount, including the additional $2,000,000 expense related to the restatement expense deferral.

After discussion with our auditors, since there was a $0 impact for the year to the net loss and to the cash flows from operations and, a $0 impact to the balance sheet as of September 30, 2005, the Company determined that the 10-Kfor fiscal year ended September 30, 2005 did not need to be restated.

Note 13 - Convertible Debt, page 29

6.
We noted the discussion in Note 13 that you evaluated the convertible debt and warrants for each series under SFAS 133 and EITF 00-19 and determined that these instruments and the related conversion features should be accounted for as equity. Please tell us how you evaluated the requirements of SFAS 133 and EITF 00-19 and how you determined that these instruments and the conversion features should be accounted for as equity.

Response:    The Company reviewed the terms and conditions of each derivative instrument issued including convertible debt and warrants under EITF 00-19. In general, under section 7, contracts that require settlement in shares are equity instruments and in general, the Company’s convertible debt and warrants require settlement in shares.

The Company also reviewed each derivative or convertible debt contract for provisions that could require net-cash settlement. For such contracts, the Company then reviewed each derivative contract against the following, as excerpted from sections 13-32 and determined that each contract accounted for as equity did satisfy the following requirements:

Securities and Exchange Commission
June 30, 2006

The contract permits the company to settle in unregistered shares.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There is no requirement in the contract to post collateral at any point or for any reason.

Although the Company determined that all derivative contracts in question either could not have a net cash settlement, of if they could have a net-cash settlement, they satisfied all of these requirements, if any contracts did not satisfy these requirements, the Company would then account for them as liabilities and apply the appropriate provisions of SFAS 133.

The Company’s review of the transactions subject to EITF 00-19 were also discussed with the Company’s external auditors who concurred with the Company assessment as to the determination that the contracts were recorded as equity.

Item 4. Controls and Procedures, page 60

7.
We note you have indicated that your disclosure controls and procedures were effective as of December 31, 2005. Please tell us how you concluded your disclosure controls and procedures were effective, considering the material weakness discussed in this section. Please tell us how you remediated each of these weaknesses and indicate when the remediation efforts were completed.

Securities and Exchange Commission
June 30, 2006

Response:    During the assessment of the internal control structure the Company reviewed the internal control structure based on a top-down and bottoms up approach. For the top-down approach, entity level controls were assessed as well as overall financial and informational reporting requirements including financial disclosure. The Company determined that, its entity level control structure, disclosure structure, and reporting structures were functioning as designed and effective as of September 30, 2005. The weaknesses listed below are, in some cases, defined by the Sarbanes-Oxley Act itself as material weaknesses, such as for a lack of an internal audit and a non-independent Board of Directors. The Company represents that all transactional material weaknesses are mitigated by high level control points including the review by the Board of Directors of all corporate activities, financial statement issuances, after a thorough review by external legal and accounting advisors.

The Company took a conservative approach in reporting any material weaknesses discovered, even though the Company believed that the weaknesses may be mitigated by other transactional or entity level controls. In particular, the mitigating controls include intensive senior management and external auditor review of all revenue transactions, equity transactions, debt transactions, and their related disclosure. The Company made substantial improvements to the Company’s control structure during fiscal 2005 including the hiring of a new finance team in February, 2005, bringing on an in-house CPA, conducting a thorough review of all business operations and business processes, incorporation of best practices whenever possible, and the use of extensive disclosure and reporting checklists. The Company believes that its reporting and disclosure structure is vastly improved as of fiscal year end, although not necessarily in place during the entire year. Because the controls were changed and improved during 2005, the Company’s auditors, Singer Lewak Greenbaum & Goldstein LLP (“SLGG”) was not able to fully conclude that the Company’s internal control system was effective and in place for the entire year, although they believed it to be effective as of the end of September, 2005 and thus SLGG was required to disclaim an opinion on the Company’s control structure.

The Company’s weaknesses that were identified are either entity level, meaning across the organization as a whole, and transactional, meaning impacting one business process, such as inventory management.

Regarding the Entity level weaknesses as of September 30, 2005:

Securities and Exchange Commission
June 30, 2006

Please keep in mind that although the Company is an accelerated filer by definition, it is a relatively small company with limited resources including approximately 50 employees, of which 30 are in manufacturing. The entity level control weaknesses are those of a small company with limited resources and as of September 30, 2005 they included:

o Proper segregation of duties and inadequate training did not exist due to inadequate accounting and finance staff at fiscal year end. (The Company hired one additional senior accounting manager in October, 2005 and the Company intend to add additional accounting staff as resources permit to obtain proper segregation of duties.)

o The Company did not have an Audit Committee, a Compensation Committee, and did not designate a financial expert on the Board of Directors since the Company only had a two person non-independent Board of Directors during the year.

o The Company did not have an independent internal audit function due to the small size of the organization. (In fiscal 2006, the Company added two Directors, one of whom is considered to be independent, is a financial expert, and who will chair the Audit and Compensation Committees. The Company intends to add two additional independent directors in the near term future. The Company intends to outsource its internal audit function during the 2006 fiscal year).

o Information Technology Controls (ITCs) . ITCs are policies and procedures that relate to many applications and support the effective functioning of application controls by helping to ensure the continued proper operation of information systems. ITGCs include four basic information technology (IT) areas relevant to internal control over financial reporting: program development, program changes, computer operations, and access to programs and data. As of September 30, 2005, a material weakness existed relating to the Company’s information technology general controls, including ineffective controls relating to: Access to programs and data including (1) user administration, (2) application and system configurations, and (3) periodic user access validation. (In fiscal 2006, the Company has improved the user administration and user access validation procedures. The Company now believes that this control weakness is remediated.)

Transactional weakness: The Company has one material weakness relating to inventory as follows:

o Perpetual Inventory records: Ineffective controls to (a) accurately record the raw materials inventory moved out of inventory stores and into manufacturing production and later into finished goods, (b) accurately record manufacturing variances, (c) accurately track inventory movement and manage inventory held in offsite locations.

Securities and Exchange Commission
June 30, 2006

As a result of these material weaknesses, management recorded material adjustments to the inventory, Cost of Sales, and expensed materials accounts during the fiscal year ended September 30, 2005.

(The reason behind the material adjustments was related to full, monthly cost inventory count procedures implemented in March, 2006. As such, while the Company’s perpetual inventory records at any given time may be inaccurate, for reporting periods at the end of each quarter or fiscal year, the inventory is properly counted and valued. The Company disclosed that the perpetual records are inaccurate, although the financial statements and related disclosures are materially correct.

In fiscal 2006, the Company improved the tracking of inventory movement and implemented additional procedures to properly monitor manufacturing variances. The Company expects to spend additional resources on an ongoing basis as the Company considers its manufacturing, product costing, and related variances to be of considerable value to the Company’s management team.)

Form 8-K for the EU Energy Transaction

8.	Please provide the financial statements and pro forma information for the acquisition of EU Energy as required by Rules 3-05 and 11-02 of Regulation S-X.

Response:    As previously discussed in the Company’s response to staff comment #1, the transaction with EU Energy, plc has not closed and thus, the Company is not required to provide the financial statements and pro forma information. Upon completion of the acquisition, the Company intends to timely file all information required under Item 2.01 of Form 8-K and provide the financial information required under Item 9.01.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP.

                              /s/ Kevin K. Lang
Kevin K. Leung, Esq.

cc:	Mr. Benton H. Wilcoxon,
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614